

May 20, 2011

Via E-mail
Mark S. Elliott, President
Premier Alliance Group, Inc.
4521 Sharon Road, Suite 300
Charlotte, NC 28211

> **Re:** **Premier Alliance Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 3, 2011**
> **File No. 333-173879**

Dear Mr. Elliott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts or circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please consider the financial statement update requirements prior to filing an amendment to your registration statement. We refer you of Rule 8-08 of Regulation S-X.

2.   We note that two affiliates are registering 14,286,252 shares of your common stock, which represent approximately 180% of your shares currently outstanding. Given the size and nature of the transaction being registered, and the relationship of the selling shareholders to the company, , it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4). In your response letter, please tell us why the offering should not be viewed as an indirect, primary transaction and why the selling shareholders should not be viewed as underwriters. Refer to Interpretation 612.09 in our Security Act Rules Compliance and Disclosure Interpretations, available on our website.

Selling Stockholders, page 27

3.   Please identify the natural person or persons who exercise voting and dispositive power over the shares of your common stock being offered for resale by Maxim Group, LLC and Jenco Business Advisors. Refer to Interpretation 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Undertakings, page II-4

4.   You may not incorporate subsequent Exchange Act documents by reference into your Form S-1. Refer to Item 12 of Form S-1. Accordingly, please remove the Item 512(b) undertaking, or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief

cc: <u>Via E-mail</u>
        Michael H. Freedman, Esq.